

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

<u>Via U.S. mail</u>
Mr. Paul K. Ito
Senior Vice President, Chief Financial Officer, Treasurer and Controller
Alexander & Baldwin, Inc.
822 Bishop Street
P.O. Box 3440
Honolulu, Hawaii 96801

      Re: Alexander & Baldwin, Inc.
             Form 10-K for the year ended December 31, 2013
             Filed on March 3, 2014
             File No. 001-35492

Dear Mr. Ito:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Jennifer Monick

                                   Jennifer Monick
                                   Senior Staff Accountant